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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of November, 2007

                        Commission File Number: 000-21742

                                   Acergy S.A.
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                 (Translation of registrant's name into English)

                             c/o Acergy M.S. Limited
                                  Dolphin House
                                  Windmill Road
                                Sunbury-on-Thames
                          Middlesex, TW16 7HT, England
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                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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Attached herewith as Exhibit 99.1 is a press release, dated November 29, 2007, whereby Acergy S.A. (the "Company" or "Acergy") issued its Pre-Close Trading Update and Outlook ahead of results for the fourth quarter ended November 30, 2007, which are expected to be announced in mid-February 2008.

2007 Pre-Close Update

The group is expected to meet its operational objectives for 2007 delivering approximately $2.7 billion of net operating revenue, a record for the group. Following a disappointing performance on the Mexilhao trunkline project during the fourth quarter, management believes that meeting the group's adjusted EBITDA expectation will be dependent on the positive closure of projects and insurance claims through the reporting period.

Depreciation and amortisation costs are anticipated to be approximately $95 million.

The group has ongoing tax audits and inquiries in France, the UK, the Netherlands and the US. Settlements in these proceedings, particularly in France, could have a material adverse effect on the effective rate of tax which is anticipated to be higher than the 35% guidance previously provided. Assessment of the impacts will be determined through the financial close process.

Cash balances at year end are expected to be approximately $550 million, after share buybacks of $147 million and capital expenditure of approximately $230 million.

Acergy will end the 2007 fiscal year with a strong backlog of approximately $3.1 billion, of which $1.8 billion is for execution in 2008.

2008 Outlook

Full year net operating revenue for 2008 is expected to reach approximately $3.0 billion. Despite a number of projects in relatively early stages of development, management believes the group will see moderate improvement on the adjusted EBITDA margin achieved in 2006 and targeted for 2007, but with continued quarterly volatility. Ship utilisation rates for 2008 are expected to remain high, despite an extraordinary level of dry docks to be performed in the year, which will return to trend in 2009.

Depreciation and amortisation costs are expected to be approximately $130 million due to the additional assets added to the fleet during the 2007/2008 period. The group is providing guidance on the effective rate of tax at 35% for underlying operations but anticipates quarterly volatility dependent on the timing of resolution of tax audits.

With effect from December 1, 2007 the group will report in accordance with International Financial Reporting Standards (IFRS) rather than US GAAP.

New capital expenditure commitments planned for 2008 are expected to be approximately $145 million. This is made up of approximately $90 million in relation to ongoing maintenance and approximately $55 million for growth. Cash expenditure for 2008 is anticipated to be $250 million including the expected carry forward of payments from the 2007 programme. These estimates exclude any major strategic capital expenditure or any expenditure specifically related to outstanding or future tenders.

For 2008, revenues in Acergy Africa and Mediterranean and Acergy Northern Europe and Canada are expected to be stable compared to the strong growth seen in 2007. Revenues in Acergy South America are expected to be driven higher by significant trunkline work from the Mexilhao project

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and a growing SURF market. Acergy Asia and Middle East is expected to continue to grow as the deepwater market develops further. Acergy North America and Mexico expects to gain a position in the developing deepwater market in the Gulf of Mexico in 2008, whilst continuing to support cross-regional projects.

The Market

The demand for subsea engineering and construction services is expected to remain strong for the foreseeable future. Today's $670 million award of Block 15 work in Angola to Acergy signals the start of the long awaited contract awards for the large deepwater projects in West Africa, which we expect to see continuing in 2008. Demand in Brazil remains good, with significant developments improving the potential of this market. The deepwater markets in Asia and the Gulf of Mexico are expected to continue to grow in 2008 and beyond. While the SURF market in the North Sea remains stable, with further growth expected in 2009, there is currently no major trunkline work planned for 2008.

Tendering for new work is expected to continue at the high levels that we have seen in previous years.

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 33-85168, No. 333-9292, No. 333-74321, No. 333-124983 and No. 333-124997)
and our Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses form the date of the filing thereof.

The attached press release shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. These statement include, but are not limited to, statements as to the expected timing of the announcement of the final results for the fourth quarter of fiscal 2007, statements regarding our expectations to meet its operational objectives for fiscal 2007, statements as to estimated revenues and expectations as to adjusted EBIDTA and adjusted EBIDTA margin for the full fiscal years 2007 and 2008, statements as to anticipated depreciation and amortisation costs for fiscal 2007 and 2008, statements as to expected effective tax rates in fiscal 2007 and 2008, statements as to expected cash balances in fiscal 2007, statements as to the expected ship utilisation rates for fiscal 2008, statements as to the expected date of the change of financial reporting standards, statements as to expected capital expenditure in fiscal 2007 and 2008, statements as to the expected performance of our reporting segments and statements as to expected market conditions in fiscal 2008 and 2009. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors

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are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

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                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ACERGY S.A.


Date: November 30, 2007                           By: /s/ Stuart Jackson
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                                                  Name:  Stuart Jackson
                                                  Title: Chief Financial Officer